

April 25, 2016

Garo H. Armen
Chief Executive Officer
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

> **Re: Agenus Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2016**
> **File No. 000-29089**

Dear Mr. Armen:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Proposal 2, page 53

1. We note that you have proposed an amendment to your certificate of incorporation that would increase the number of authorized shares of your common stock. Please revise your disclosure to describe any specific plans, arrangements or understandings to issue any of the shares that will be newly available for issuance following shareholder approval of the increase. If you have no such plans, please revise your disclosure to so state. If such plans exist, please provide the disclosures required per Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alla Berenshteyn at (202) 551-4325 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Zachary R. Blume
Ropes & Gray LLP